Via Facsimile and U.S. Mail
Mail Stop 6010

May 13, 2008

Mr. L. Stephen Smith
Chief Executive Officer and Director
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597

> **Re: The PMI Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 1-13664**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Portfolio by Operating Segment, page 117

1.   On page 118 you disclose the amount of your U.S. investment portfolio consisting of FGIC-insured non-refunded municipal bonds. You also disclose the investment rating distribution of your investment portfolio by operating segment.

Please revise your disclosure to clarify whether and to what extent the investment grade ratings are dependent on guarantees issued by third parties including FGIC and if so, disclose the ratings without the guarantees. Also disclose your exposure to guarantor default including any significant concentration in a guarantor.

Critical Accounting Estimates

Premium Deficiency Analysis, page 133

2.   You disclose that you perform each quarter a premium deficiency analyses on a "single book basis" for each of your operating segments. You also disclose that you determined that there was no premium deficiency in your U.S. Mortgage Insurance Operations segment at December 31, 2007 yet you disclose the $35.8 million impairment of deferred policy acquisition costs at that date on pages 146 and 160. Please explain to us how your premium deficiency analyses relate to your deferred policy acquisition costs impairment analyses and how each conforms with GAAP. In your response, please explain to us why it is appropriate to view all policies within an operating segment on a combined basis when it appears based on your disclosures in MD&A beginning on page 93 that you stratify your policies by channel (either flow channel or structured channel), whether they are pooled or not and by loan type (above-97 LTVs, Alt-A loans, less than Alt-A loans, ARMs, interest only, etc.).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant